March 22, 2005

Via U.S. Mail

Leonard J. Kennedy, Esq.
Senior Vice President and General Counsel
Nextel Communications, Inc.
2001 Edmund Halley Drive
Reston, VA  20191

RE:	Nextel Communications, Inc.
      Amended Schedule TO-I filed March 17, 2005
      File No. 005-42889

Dear Mr. Kennedy:

      We have the following comment on the above-referenced filing.

Solicitation of Consents and Offer to Exchange
The Consent Solicitation - Consent Solicitation Agent - Page 18

1. We note your response to our previous comment number 3. Please advise us regarding the steps being taken to ensure that the consent solicitation agent is only soliciting consents. For example, what instructions have been given to the agent and its employees? If the agent is using a script, please provide a copy supplementally.

Closing Information

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Pam Carmody, Special Counsel, at (202) 942-1918. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions

cc:  Kathleen McLaurin, Esq. (via fax (214) 969-5100)